SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 8-A


                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                        MEDICAL TECHNOLOGY SYSTEMS, INC.
      --------------------------------------------------------------------
                   (Exact Name of Registrant as Specified in Its Charter)



           DELAWARE                                            59-2740462
--------------------------------                        -----------------------
(State or other jurisdiction of                             (I.R.S.) Employer
 Incorporation or Organization)                            Identification No.)


         12920 Automobile Boulevard
             Clearwater, Florida                                    33762
-------------------------------------------                      ------------
 (Address of Principal Executive Offices)                         (Zip Code)


     If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [X]


     If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ ]


     Securities Act registration statement file number to which this form relates: NOT APPLICABLE

     Securities to be registered pursuant to Section 12(b) of the Act:


       Title Of Each Class                     Name Of Each Exchange On Which
       To Be So Registered                     Each Class Is To Be Registered
 -------------------------------             ----------------------------------
  COMMON STOCK, $.01 PAR VALUE                    AMERICAN STOCK EXCHANGE


     Securities to be registered pursuant to Section 12(g) of the Act:

                                      NONE
                               -------------------
                                (Title of Class)



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                                       1


Item 1.           Description of Registrant's Securities to be Registered.

     Each holder of our common stock, par value $.01 per share ("Common Stock"), is entitled to one vote for each share held. Stockholders do not have the right to cumulate their votes in elections of directors. Accordingly, holders of a majority of the issued and outstanding Common Stock have the right to elect all of our directors and otherwise control us, subject to any voting rights of the then outstanding preferred stock, if any. Holders of our Common Stock will be entitled to dividends on a pro rata basis upon declaration of dividends by our Board of Directors, out of funds legally available for the payment of dividends. Upon our liquidation, holders of our Common Stock will be entitled to a pro rata distribution of our assets, after payment of all amounts owed to our creditors, and subject to any preferential amount payable to holders of our preferred stock, if any. The holders of our Common Stock have no preemptive rights and no rights to convert their Common Stock into any other securities. There are also no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and nonassessable.


THE COMPANY IS NOT REGISTERING THE SHARES OF ITS PREFERRED STOCK OR SERIES A PREFERRED STOCK FOR TRADING ON THE AMERICAN STOCK EXCHANGE. THE BELOW DESCRIPTIONS OF DESIGNATIONS, RELATIVE RIGHTS AND PREFERENCES OF THE COMPANY'S PREFERRED STOCK AND SERIES A PREFERRED STOCK ARE PROVIDED ONLY FOR THE PURPOSES OF COMPARING THE FOREGOING CHARACTERISTICS WITH THOSE OF THE COMPANY'S COMMON STOCK.

     The Company is authorized to issue up to 7,500,000 shares of preferred stock, par value $.0001 per share ("Preferred Stock"). Under our Certificate of Incorporation, as amended, additional shares of Preferred Stock may, without any action by the stockholders, be issued by our Board of Directors from time to time in one or more series for such consideration and with such relative rights, privileges and preferences as our Board of Directors may determine. Accordingly, our Board of Directors has the power, without stockholder approval, to fix the dividend rate and to establish the provisions, if any, relating to voting rights, redemption rate, sinking fund, liquidation preferences and conversion rights for any series of Preferred Stock issued in the future, which could adversely affect the voting power or other rights of the holders of Common Stock.

SERIES A PREFERRED STOCK

     The Company is authorized to issue 10,000 shares of Series A Convertible Participating Preferred Stock, par value $.0001 per share ("Series A Preferred Stock"), of which 2,000 shares are issued and outstanding as of the date of the filing. The shares of Series A Preferred Stock have the following rights, privileges and preferences:

Conversion Rights

     Each share of Series A Preferred  Stock is convertible  into  approximately
423.73 shares of Common Stock, at any time, at the option of the holder. Conversion rights are subject to anti-dilution protection in the event Common Stock is issued for consideration less than $2.36 per share (other than certain shares of Common Stock issued to employees, directors, consultants or advisors of the Company).


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                                       2


Dividends

     Cumulative quarterly dividends, payable in shares of Series A Preferred Stock or cash, at the option of our Board of Directors, at an annual rate of 11% ($110.00 per share), are payable on the last day of each March, June, September and December, beginning September 30, 2002. Unpaid dividends accumulate and are payable prior to the payment of dividends on shares of Common Stock. Cash dividends are only payable from funds legally available therefore, when and as declared by our Board of Directors, and unpaid dividends accumulate until the Company can legally pay the dividends. Our Board of Directors may, at its option, declare dividends in shares of Series A Preferred Stock. The Series A Preferred Stock has an assumed value of $1,000.00 per share, the basis for determining the number of shares issuable as a dividend in lieu of a cash payment. The Board of Directors may declare dividends on the Series A Preferred Stock each year unless the payment of such dividends in stock and/or cash would be in violation of Delaware law.

Voting Rights

     The shares of Series A Preferred Stock vote together as a class with the Common Stock upon all such matters as the Common Stock is entitled to vote under Delaware law. The shares of Series A Preferred Stock are entitled to a number of votes equal to the number of shares of Common Stock into which such shares are convertible.

Liquidation Preference

     The shares of Series A Preferred Stock have a liquidation preference over the Common Stock of $1,000 per share, plus all dividends accrued and unpaid at the date of payment.

Preemptive Rights

     The holders of Series A Preferred Stock have a preemptive right to purchase securities offered by the Company at a price which the securities are proposed to be issued.

Restrictions

     The Company may not consolidate or merge into or with another entity, sell all or substantially all of its assets, or liquidate dissolve or wind up its operations without the approval of a majority of the shares of Series A Preferred Stock.


Item 2.    Exhibits.

           Not applicable.


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                                       3



                                    SIGNATURE



     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.



                                     MEDICAL TECHNOLOGY SYSTEMS, INC.



Date:  December 26, 2002
                                     /s/ Michael P. Conroy
                                     -----------------------------------------
                                     Michael P. Conroy
                                     Vice President & Chief Financial Officer